UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
  ☑ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Blind Ambition Feature LLC

Legal status of issuer

      Form
      Limited Liability Company

      Jurisdiction of Incorporation/Organization
      Delaware

      Date of organization
      September 20, 2023

Physical address of issuer
611 S Dupont Hwy Suite 102, Dover, DE, 19901.

Website of issuer
www.blindambitionmovie.com

Name of intermediary through which the Offering will be conducted
Blue Dot Media Holdings LLC

CIK number of intermediary
0001838082

SEC file number of intermediary
007-00278

CRD number, if applicable, of intermediary
310411

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
10.0% of the amount raised in the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
None

Name of qualified third party "Escrow Agent" which the Offering will utilize
North Capital Private Securities Corporation

Type of security offered
Equity

Target number of Securities to be offered
50

Price (or method for determining price)
$1,000

Target offering amount
$50,000

Target minimum offering amount
$50,000

Oversubscriptions accepted:
● <u>Yes</u>
● No
*oversubscriptions will be handled on first come first served basis, with rolling closings

Maximum offering amount (if different from target offering amount)
$5,000,000.00

Deadline to reach the target offering amount
December 31st, 2024

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering Deadline and the Company has not conducted any Intermediate Closes before then, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees
0

	As of Inception Date 09.08.23	Prior fiscal year-end
Total Assets	$0	N/A
Cash & Cash Equivalents	$0	N/A
Accounts Receivable	$0	N/A
Short-term Debt	$ 0	N/A
Long-term Debt	$0	N/A
Revenues/Sales	$0	N/A
Cost of Goods Sold	$0	N/A
Taxes Paid	$0	N/A
Net Income	$0	N/A

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

November 15, 2023

FORM C

Up to $5,000,000

Blind Ambition Feature LLC

Equity Units

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Blind Ambition Feature LLC, a Delaware limited liability company (the "Company," as well as references to "we, " "us, " or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of Equity (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise up to $5,000,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $1,000 per Investor (which may be waived by the Company or the Issuer, as applicable, each in their sole and absolute discretion). The offer made hereby is subject to modification, before sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Untold.io (the "Intermediary"). The Intermediary will be entitled to receive 10% of the amount raised in the Offering.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$1,000	$100	$900
Aggregate Maximum Offering Amount	$5,000,000.00	$500,000.00	$4,500,000.00

(1)   The Intermediary will receive 10% of the amount raised in the Offering. There will be an additional 3% charge on credit card transactions.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://www.prayformethemovie.com/ no later than 120 days after the end of the Company's fiscal year and the Co-Issuer's fiscal year. Either of the Company and the Co-Issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is November 15, 2023.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

(7) Pursuant to Reg CF Rule 201(q), the Company certifies that it has not sold or offered for sale any securities in reliance upon exemptions from securities registration requirements under applicable state or federal securities laws within the past three years (other than the Offering).

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

NORTH CAPITAL PRIVATE SECURITIES CORPORATION, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than

7

statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.blindambitionmovie.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company, or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Blind Ambition Feature LLC (the "Company") is a Delaware limited liability company, formed on Sept 20, 2023 The Company is currently also conducting business under the name of Blind Ambition Feature LLC dba as Blind Ambition (note: this is the name of the film).

The Company is located at 611 S Dupont Hwy Suite 102, Dover, DE, 19901.

The Company's website is http://blindambitionmovie.com

In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

The Company's objective is to raise capital for an Equity position on the film. In theory, the company will generate revenue through, among other opportunities, the successful distribution of the film to theaters across the world. Additionally, there may be other revenue streams generated from additional sources, including, merchandise, on-demand purchases, streaming, and DVD. What is so unique about this movie investment opportunity is that the movie is a feature documentary film that has an extensive marketing distribution outreach with revenues that could exceed up to $10M if not more. Significant energy and resources have already been invested into the movie, which has helped in developing the storyline and moving the film expeditiously into production.

The Offering

Minimum amount of Units of Equity being offered	50
Total Units of Equity after Offering (if minimum amount reached)	5,000
Maximum amount of Units of Equity	5,000
Total Units of Equity outstanding after Offering (if maximum amount reached)	5,000
Purchase price per Security	$1,000
Minimum investment amount per investor	$100
Investment Perks	Credits, Event Invitations, Collectibles, Social Media Shoutout
Offering deadline	12/31/2024
Use of proceeds	See the description of the use of proceeds on page 25 hereof.
Voting Rights	None.

RISK FACTORS

Risks Related to the Company's Business and Industry

To date, we have generated some revenue, we are planning to create additional revenue after the movie is released in North America in the near future and therefore rely on external financing.

We are an experienced production Company and our business model currently focuses specifically on preparing for the production, marketing, and distribution of the feature documentary film Blind Ambition. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to meet operational needs. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately the pre-production period, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

The Company does not have the ability to market and distribute Blind Ambition without hiring distributors and sub-distributors.

Without engaging distributors and sub-distributors, the Company does not have the ability to execute a marketing campaign and distribution of the film. If we are unable to identify and hire the appropriate parties, we will not be able to successfully execute our business plan. Distributors and sub-distributors may choose not to engage with the Company at their discretion.

The Company may prematurely abandon Blind Ambition marketing and distribution.

Blind Ambition distribution may be abandoned by the Company at any stage if further expenditures do not appear commercially feasible. This would result in a loss of some or all of the funds previously expended on the operations and ongoing expenses of the Company, as the case may be, including funds expended in connection with the marketing and distribution of Blind Ambition. Abandonment of Blind Ambition at any stage would have a material adverse impact on the Company and would likely cause investors to lose their entire investment in the movie.

The development and commercialization of a feature film is highly competitive.

We face competition with respect to the motion picture we seek to distribute. Our competitors include major film productions and related companies worldwide. Many of our competitors have significantly greater financial, technical, and human resources than we have and superior expertise in research and development and marketing and this may be better equipped than us to develop and commercialize a feature film. These competitors also compete with us in recruiting and retaining qualified distributors and other related groups.

The Company's success depends on the successful distribution of a single film and the Company is unable to diversify its investment to reduce risk of failure.

No assurances can be given that the Company's management team will be able to successfully develop and make arrangements for the distribution of Blind Ambition. The distribution and marketing of Blind Ambition is subject to numerous uncertainties, including financing requirements, personnel availability and the release schedule of competing films. There may be additional problems that could adversely affect the Company's profitability, including public taste, competition for theaters, motion pictures, advertising costs, uncertainty with respect to release dates and the failure of other parties to fulfill their contractual obligations and other contingencies. No assurance can be given that the Company will be able to successfully distribute or realize any revenue from the film Blind Ambition. Failure to distribute or realize ayu such revenues will have a material adverse effect on the Company's business, operating results and financial condition.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

We rely on third-party distributors and sub-distributors to execute the distribution and sales. If outsourcing services are interrupted or not performed or the performance is poor, this could impact the overall quality and success of the film.

Hiring sub-distributors and sub-distributors may decrease profits.

The Company intends to hire distributors and sub-distributors for domestic and international distribution. These agreements generally provide that the distributors and sub-distributors are entitled to share in the profits of Blind Ambition. Such an agreement would reduce the amount of profits to the Company from Blind Ambition.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of, or eliminate one, or more of our research, development, or commercialization programs, product launches, or marketing efforts, any of which may materially harm our business, financial condition, and results of operations.

The development and commercialization of our films is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing films and thus may be better equipped than us to develop and commercialize films. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize films more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our film will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

As a producer of films, our business depends on developing and maintaining close and productive relationships with our vendors.

We depend on our vendors to sell us quality products at favorable prices. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality merchandise at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products. We would suffer an adverse impact if our vendors limit or cancel the return privileges that currently protect us from inventory obsolescence.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

Our international operations could be affected by currency fluctuations, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to

our products, as well as by political unrest, unstable governments and legal systems and inter-governmental disputes.

Any of these changes could adversely affect our business. Many emerging markets have experienced growth rates in excess of the world's largest markets, leading to an increased contribution to the industry's global performance. There is no assurance that these countries will continue to sustain these growth rates. In addition, some emerging market countries may be particularly vulnerable to periods of financial instability or significant currency fluctuations or may have limited resources for healthcare spending, which can adversely affect our results.

The Company's success depends on the experience and skill of its managers, its executive officers and key employees.

In particular, the Company is dependent on Adam Morse, the 100% owner of the Blind Ambition Feature LLC and the only Manager of the Company. The loss of Adam Morse could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Adam Morse in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Adam Morse dies or becomes disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such a person could negatively affect the Company and its operations.

Potential need for Licenses.

While not anticipated, the Company may need to acquire federal, state, and/or local licenses/permits to complete the work yet to be done with respect to the distribution and marketing of the film.

Additional Offerings.

The company may need to raise additional funds through the sale and issuance of additional securities with rights that may be better than those in this offering.

We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulations could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including quarantines and lockdowns which impair the Company's business including: marketing and sales efforts, supply chain, etc. In the event that a quarantine or increased restrictions are put in place, there is a chance that theaters may be negatively impacted by this type of action. Blind Ambition's main revenue projections rely heavily on its performance in theaters, therefore if theaters are closed, there would most likely be significant negative financial consequences for the Company. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Changes in government regulation could adversely impact our business.

The cable/media/television/internet/entertainment industry is subject to extensive legislation and regulation at the federal and local levels and, in some instances, at the state level. Additionally, our film is also subject to regulation, and additional regulation is under consideration. Many aspects of such regulation are currently the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts by us and our competitors. Legislation under consideration could entirely rewrite our principal regulatory statute, and the FCC and/or Congress may attempt to change the classification of or change the way that our film is regulated and/or change the framework under which broadcast signals are carried, remove the copyright compulsory license and changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

Net neutrality could have an adverse impact on our business and results of operations.

On February 26, 2015, the United States FCC ruled in favor of net neutrality by reclassifying Internet broadband access as a telecommunications service and thus applying Title II of the Communications Act of 1934 to Internet service providers. On June 11, 2018, the FCC's Restoring Internet Freedom Order took effect, effectively repealing the 2015 net neutrality ruling. On April 10, 2019, the U.S. House of Representatives passed the Save the Internet Act of 2019, which would restore net neutrality; the Act is awaiting U.S. Senate floor action as of the date of this document.

Net neutrality could hurt the Company's ability to reach a wide audience through the streaming platforms to which it intends to distribute its products, which could adversely affect our business and results of operations.

We may not be able to adapt to new content distribution platforms and to changes in consumer behavior resulting from these new technologies.

We must successfully adapt to technological advances in our industry, including the emergence of alternative distribution platforms. Our ability to exploit new distribution platforms and viewing technologies will affect our ability to maintain or grow our business and may increase our capital expenditures. Additionally, we must adapt to changing consumer behavior driven by advances such as DVRs, video-on-demand, online based content delivery, Blu-ray™ players, game consoles and mobile devices. Such changes may impact the revenue we are able to generate from our traditional distribution methods by decreasing the viewership of our networks on cable and other MVPD systems. If we fail to adapt our distribution methods and content to emerging technologies, our appeal to our targeted audiences might decline and there would be a materially adverse effect on our business and results of operations.

New technologies may make our products and services obsolete or unneeded.

New and emerging technological advances, such as mobile computing devices that allow consumers to obtain information and view content may adversely impact or eliminate the demand for our products and services. The increasing availability of content on such devices, the improved video quality of the content on such devices and faster wireless delivery speeds may make individuals less likely to purchase our services. Our success can depend on new product development. The entertainment and communications industry is ever-changing as new technologies are introduced. Advances in technology, such as new video formats, downloading or alternative methods of product delivery and distribution channels, such as the Internet, or certain changes in consumer behavior driven by these or other technologies and methods of delivery, could have a negative effect on our business. These changes could lower cost barriers for our competitors desiring to enter into, or expand their presence in, the interactive services business. Increased competition may adversely affect our business and results of operations.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.

Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

Piracy of the Company's content may decrease the revenues received from the sale of our content and adversely affect our businesses.

The piracy of our content, products and other intellectual property poses significant challenges for us. Technological developments, such as the proliferation of cloud-based storage and streaming, increased broadband Internet speed and penetration and increased speed of mobile data transmission have made it easier to create, transmit, distribute and store high quality unauthorized copies of content in unprotected digital formats, which has in turn encouraged the creation of highly scalable businesses that facilitate, and in many instances financially benefit from, such piracy. Piracy is particularly prevalent in many parts of the world that lack effective copyright and technical legal protections or enforcement measures, and illegitimate operators based in these parts of the world can attract viewers from anywhere in the world. The proliferation of unauthorized copies and piracy of the Company's content, products and intellectual property or the products it licenses from others could result in a reduction of the revenues that the Company receives from the legitimate sale, licensing and distribution of its content and products. The Company devotes substantial resources to protecting its content, products and intellectual property, but there can be no assurance that the Company's efforts to enforce its rights and combat piracy will be successful.

Our success depends on consumer acceptance of our content and we may be adversely affected if our content fails to achieve sufficient consumer acceptance or if the costs to create or acquire content increase.

We create media and entertainment content, the success of which depends substantially on consumer tastes and preferences that change in often unpredictable ways. The success of these businesses depends on our ability to complete the full production cycle and create a final product that meets the changing preferences of the broad domestic and international consumer market. We have invested, and will continue to invest, substantial amounts in our content, including in the production of original content, before learning the extent to which it would earn consumer acceptance.

We also obtain a significant portion of our content from third parties, such as movie studios, television production companies, sports organizations, freelance writers, photographers and other suppliers. Competition for popular content is intense, and we may have to increase the price we are willing to pay or be outbid by our competitors for popular content. Entering into or renewing contracts for such programming rights or acquiring additional rights may result in significantly increased costs. There can be no assurance that revenue from these contracts will exceed our cost for the rights, as well as the other costs of producing and distributing the content. If our content does not achieve sufficient consumer acceptance, or if we cannot obtain or retain rights to popular content on acceptable terms, or at all, our businesses may be adversely affected.

Our business could be adversely affected if there is a decline in advertising spending.

A decline in the economic prospects of advertisers or the economy in general could cause current or prospective advertisers to spend less on advertising or spend their advertising dollars in other media. Advertising expenditures also could be negatively affected by (i) increasing audience fragmentation caused by increased availability of alternative forms of leisure and entertainment activities; (ii) the increased use of digital video recorders to skip advertisements; (iii) pressure from public interest groups to reduce or eliminate advertising of certain products; (iv) new laws and regulations that prohibit or restrict certain types of advertisements; and (v) natural disasters, extreme weather, acts of terrorism, political uncertainty or hostilities, because there may be uninterrupted news coverage of such events that disrupts regular ad placement. In addition, advertisers' willingness to purchase advertising time from the Company may be adversely affected by a decline in users/customers/audience ratings for our content. Finally, if the television ratings system is not changed so that it captures the viewership of programming through digital video recorders, VOD and mobile devices, advertisers may not be willing to pay advertising rates based on the increasing viewership that occurs after the initial airing of a program and on digital platforms.

We derive substantial revenues from the sale of advertising, and a decrease in overall advertising expenditures could lead to a reduction in the amount of advertising that companies are willing to purchase and the price at which they purchase it.

Expenditures by advertisers tend to be cyclical and have become less predictable in recent years, reflecting domestic and global economic conditions. If the economic prospects of advertisers or current economic conditions worsen, such conditions could alter current or prospective advertisers' spending priorities. In particular, advertisers in certain industries that are more susceptible to weakness in domestic and global economic conditions, such as beauty, fashion and retail and food, account for a significant portion of our advertising revenues, and weakness in these industries could have a disproportionate negative impact on our advertising revenues. Declines in consumer spending on advertisers' products due to weak economic conditions could also indirectly negatively impact our advertising revenues, as advertisers may not perceive as much value from advertising if consumers are purchasing fewer of their products or services. As a result, our advertising revenues are less predictable.

The company might fail to get A-list support

Given the manager's efforts in partnering up with A-list celebrities, it is still possible that such celebrities might not respond to the manager's demand.

Risks Related to the Securities

The Securities are not freely tradable.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulations applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company, or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all

Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Company is owned by one owner.

The Company is currently owned by one (1) members on a 100% basis, with Adam Morse holding a 100% stake. The Company is authorized to issue up to Ten Thousand (10,000) membership units in the Company. Morse currently holds Five Thousand (5,000) membership units of the Company. Adam Morse has full control of the Company without input from investors in this Offering, including the election of officers or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Adam Morse may have interests that are different from yours. For example, he may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, Adam Morsecould use his voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval. As an investor in debt, you have no vote in the management of the Company.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities.

We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, and more than thirty (30) days remain before the Offering Deadline, an intermediate close of the Offering can occur, which will allow the Company to draw down on a portion of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

The Company has the right to end the Offering early.

The Company may also end the Offering early; if the Offering reaches its Minimum Offering Amount after 30-calendar days but before the Offering Deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Blind Ambition Feature LLC (the "Company") is a film production company focused on the theatrical release of the film Blind Ambition, a feature length documentary film. The goal of the Company is to produce the film, hire distributors, and execute the Print and Advertising strategy of the film for distribution and marketing in domestic and international markets.

The film is currently in pre-production with some of the footage showing Adam's life already in place. Pre-production is the stage for the movie to begin fundraising efforts and planning the main elements of the production such as the shooting schedule, creative direction, cast and the team. The Company won't start hiring any cast or crew members until the minimum amount is raised.

The Company will generate revenue through, among other things, the successful distribution of the film to theaters across the world and particularly in the US. Subsequently, there may be additional revenue streams generated from on-demand purchases, streaming, and DVD.

Business Plan

The Company is in a unique position in that Blind Ambition is a well-crafted story that has a transmedia component of licensing opportunities to toys, games, comic books, tv series, VR, etc. Blind Ambition Feature LLC has already invested the capital required to develop the storyline into a full fledged documentary movie. The movie will seek collaboration with A-list celebrities to support the marketing strategy.

In return for the Company's efforts, it will receive a portion of global net receipts of the film subject to the distribution and related payment rights set forth in the operating agreement.

In success, the Company will be able to adequately fund the production budget for the film, and to market and distribute the film.

History of the Business

The Company was founded in September of 2023 and has limited operating history. Adam Morse, the President and Manager of the Company has experience as a business manager.

The Company's Products and/or Services

Product / Service	Description	Current Market
Blind Ambition	Feature-length movie	Global

The Company's primary focus is Blind Ambition - and its promotion and distribution.

As the film is being produced, the Company will begin the recruitment process for sub-distributors in the desired jurisdictions who will be responsible for source theater, and other distribution opportunities.

Competition

The Company's primary competitors are films with a similar release date and/or theme.

The Company has observed a significant interest in the film markets. This is potentially indicative of the major film studios' confidence in the demand for theater-released films. Our main competition will be films released at a similar time to Blind Ambition, particularly films with large marketing budgets for their films.

Blind Ambition is entering the film market at an extremely opportune moment as theaters reopen after the pandemic and movie-goers return. Blind Ambition is positioned as a documentary film, giving it a broad appeal.

Supply Chain and Customer Base

Customers will include theaters, streaming platform(s), and other types of film distributors.

Intellectual Property

The rights to the film and its distribution is the principal intellectual property and is owned by the Company.

Governmental/Regulatory Approval and Compliance

There are no specific foreseeable governmental regulations that will limit the Company's operations.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 611 S Dupont Hwy Suite 102, Dover, DE, 19901

The Company conducts business in California and plans to distribute the film Blind Ambition across the US and potentially in international markets.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The proceeds from the Offering will be used in the production of the impact documentary "Blind Ambition".

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised. If the minimum amount has been raised, the production team will do its best to still deliver a final product, given the format/length might change.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	10.00%	$5,000	10.00%	$500,000
Credit Card Fees	3.00%	$1,500	3.00%	$150,000
Production Spending	87%	$43,500	87%	$4,350,000
Reg CF Campaign Marketing	5%	$2,500	2.5%	$125,000
Total	**100.00%**	**$50,000**	**100.00%**	**$5,000,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Subject to fees related to the offering.

The Reg CF Campaign Marketing will be repaid to the funding portal based on the total amount spent for campaign marketing for the offering.

MANAGERS, OFFICERS AND EMPLOYEES

Managers

The Company is manager managed and the sole full-time Manager of the Company is listed below along with all positions and offices held at the Company and his principal occupation and employment responsibilities since inception and his educational background and qualifications.

Names of Managers

Adam Morse

All positions and offices held with the Company and date such position(s) was held with start and ending dates

September 2023 – Present

Principal occupation and employment responsibilities

Mr. Morse provides production, writing, directing services for the company, specifically as it pertains to delivering the movie and providing distribution requirements, and serves the Company on a full-time basis

Mr. Morse is a well-known producer in the entertainment and media space. In recent years, Mr. Morse has produced several productions including Lucid starring the Titanic star Billy Zane.

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Manager, September 2023 to Present

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Adam Morse
President, 2023 to Present

Principal occupation and employment responsibilities

Mr. Adam Morse is responsible for identifying, negotiating with and hiring distributors and sub-distributors for the film and serves the Company on a full-time basis. Blind Ambition. Mr. Morse is also the producer of the film Blind Ambition. He has ongoing responsibilities as a part of the production team, manager and overseer of business operations, and lead manager of the distribution of the film.

Adam Morse has had an illustrious career in the film industry. He's directed a feature film, four commercial shorts, one music video and two short films.

Education

Adam Morse's formal education history:

Hollyfield school, 2001–2008

Christchurch, 1995–2001

Indemnification

Indemnification is authorized by the Company to members, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The company currently has zero employees, but currently has 1 independent consultant.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Membership Interest Units
Amount Outstanding	5,000
Amount Authorized	10,000
Voting Rights	Membership Unit voting rights are held solely by the only existing Member of the Company. Management of the Company is through the Manager.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The outstanding securities will not limit, dilute or qualify the Securities issued pursuant to Regulation CF.

Pricing of Securities

The offering price of the Securities is based upon the total budget of the film.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering	Number of Units Issued
Adam Morse	100%	5,000

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

While we have generated some revenue, they are not enough to cover our expenses, which include: 1. General business operations and related expenses including legal and accounting costs, 2. Repayment of debt and interest, and 3. Intermediary fees. We do not anticipate generating revenue until Q4 2024.

The Company intends to achieve profitability in the next 48 months with the following steps: 1. Leverage capital to fund print and advertising for the pre-release of the film Blind Ambition 2. Execute a successful release of the film Blind Ambition, and subsequently generate revenue from gross profits from the film 3. Maintain streamlined, low-cost operations to improve margins.

Liquidity and Capital Resources

We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy.

The Company currently has no resources to begin pre-production and no liquidity. Therefore, all of the proceeds will be used to start the production and finish it. The total budget for the movie is $5,000,000. However, more capital availability can open new opportunities to increase value i.e. a-list celebrity deals.

$50,000 is the first financial milestone to set the legal and logistics foundation of the production.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 5,000 Units of Equity (the "Securities") for up to $5,000,000.00 (the "Maximum Amount"). The Company has the right to extend the Offering Deadline at its discretion. The Securities don't have any voting rights. The terms of this Offering may only be modified as permitted under the securities laws, specifically, under Reg CF. The rights of holders of the Securities is a right of payment under the Operating Agreement (attached to this Form C) and are subject to the rights of "priority returns", as described below. Additionally, the rights of holders of the Securities may be materially limited, diluted or qualified by future issuances of securities by the Company, although no such issuances are currently contemplated by the Company.

The proceeds from the sale of the Units will be used to produce and distribute the feature-length movie Blind Ambition.

The Company will cause Collected Gross Receipts to be distributed to the Investor on a pro-rata basis and, with respect to Net Profits, as more fully described in the Operating Agreement with each recipient being paid in an order established under such Schedule. The Units will be behind any senior loan as position in the profit waterfall.

The Net Profit participation rights transferred hereunder shall be determined at the rate of fifty percent (50%) of one hundred percent (100%) of the Net Profits of the Picture for each one million US dollars ($5,000,000.00 USD) invested hereunder (e.g., an investment of $1,000,000.00 USD would entitle such Investor to ten percent (10%) of the Net Profits of the Picture; an investment of $500,000.00 USD would entitle such Investor to five percent (5%) of the Net Profits of the Picture; an investment of $100,000.00 USD would entitle such Investor to one percent (1%) of the Net Profits of the Picture).

After the repayment of the Senior Loan, the Gross Receipts derived from the Picture will be distributed to Investors on a pro-rata basis until each Investor has received its respective Investor Contribution plus a Priority Return of twenty percent (20%). Investors will also be entitled to "Investor Adjusted Net Profits" of the Picture, as set forth in the Company's Operating Agreement in Exhibit A, in proportion to each Investor's Equity Interest. Regardless of any new entries to the cap table, Investors will protect second position in the profit waterfall.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues, or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

The Units offered are not capital equity units and do not represent ownership in the Company. Ownership in the Company is held as indicated under "Capitalization" above. The Units represent equity ownership in the company.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with North Capital Private Securities Corporation until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first, using the cancellation mechanism provided by the Intermediary. If you do not cancel an investment commitment before the 48-hour period prior to the offering deadline, you will receive securities in exchange for his or her investment. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be canceled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event that $50,000 in investments is committed and received by the Escrow Agent and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "Intermediate Close"), provided all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment. In the event the Company does conduct the first of multiple closes, the Company agrees to only withdraw $50,000 from escrow and will only conduct the Intermediate Close if more than thirty (30) days remain before the Offering Deadline.

Potential Impact of Owner's Exercise of Rights

Prior to the Offering the Company's current owners of 20% or more beneficially own 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under

California law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval. The owners of the Company hold debt interests that are in line *pari passu* with the holders of the Securities.

Purchasers of the Securities will be minority owners with no voting rights. Risks inherent in investment include actions taken by the Company that may limit, restrict or dilute the value of the Securities, including, without limitation, additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $1,000.

The Offering is being made through Blue Dot Media Holdings LLC, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

10.0% of the amount raised in the Offering.

Stock, Warrants and Other Compensation

N/A

Transfer Agent and Registrar

The transfer agent and registrar for the Securities is ____to be determined_____.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Units

At the initial closing of this Offering, the Company is authorized to issue up to 5,000 Units of the Equity, representing $5,000,000 of the budget.

Voting and Other Rights

Holders of the Securities offered shall not have voting rights,

Distribution Rights

Members will share equally in any distributions declared by the Company.

The Company will cause Collected Gross Receipts to be distributed to the Investor on a pro-rata basis and, with respect to Net Profits, as described below, on a pari passu basis with Priority Return holders pursuant to the requirements of the Operating Agreement, a copy of which is provided in **Exhibit F** hereto (relevant portions highlighted).

The Net Profit participation rights transferred hereunder shall be determined at the rate of fifty percent (50%) of one hundred percent (100%) of the Net Profits of the Picture for each one million US dollars ($1,000,000.00 USD) invested hereunder (e.g., an investment of $1,000,000.00 USD would entitle such Investor to ten percent (10%) of the Net Profits of the Picture; an investment of $500,000.00 USD would entitle such Investor to five percent (5%) of the Net Profits of the Picture; an investment of $100,000.00 USD would entitle such Investor to one percent (1%) of the Net Profits of the Picture).

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, members would be entitled to share ratably in the Company's assets that are legally available for distribution to members after payment of liabilities, including payment to Investors.

Other Rights

Other than as set forth in any shareholder's agreements and as described elsewhere herein, the Company's members have no preemptive or other rights to subscribe for additional shares. All members are entitled to share equally in any assets available for distribution to common shareholders upon our liquidation, dissolution or winding up.

Conditional Investment Perks

If and to the extent there are special events held in connection with the picture, the Company will use reasonable good faith efforts to provide Investors with invitations to such special events and provide investors with collectibles at certain investment levels. Some of these perks will be test screenings, private gatherings, and credits in the movie.

Voting and Control

The Securities have the following voting rights: No Voting Rights

The Company does not have any voting agreements in place.

The Company does not have any equity holder agreements in place, other than the Company's Operating Agreement, a copy of which is attached hereto as **Exhibit F**.

Anti-Dilution Rights

The Securities represent rights to equity ownership and do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY

TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons: N/A

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/___

DocuSigned by:

A. Morse

4990DA1397E04AD...

(Signature)

Adam Morse

President, Manager

November 15, 2023

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:

/s/___ A. Morse

4990DA1397E04AD...

(Signature)

Adam Morse

President, Manager

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the managers or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Adam Morse, being the President of Blind Ambition Feature LLC (the "Company"), hereby certify as of this that:

(i) the accompanying financial statements of the Company, which comprise the balance sheet as of the Company's inception, September 20, 2023 and the related noted to said financial statements (collectively, the "Company Financial Statements"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2024, any tax return information in the Financial Statements accurately reflects the information that would be reported in such tax returns.

DocuSigned by:

/s/ A.Morse
4990DA1397E04AD...

(Signature)

Adam Morse

(Name)

President, Manager

November 15, 2023

(Date)

Blind Ambition Feature LLC

(a Delaware Limited Liability Company)

Audited Financial Statements

As of the date of September 20, 2023

(Inception)

Audited by:



Alice.CPA LLC

A New Jersey CPA Company

Financial Statements

Blind Ambition Feature LLC

Table of Contents





Independent Auditor's Report

November 1, 2023
To: Board of Directors of Blind Ambition Feature LLC
Attn: Adam Morse, President
Re: Inception Financial Statement Audit – Blind Ambition Feature LLC

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Blind Ambition Feature LLC, which comprise the balance sheet as of the date of inception on September 20, 2023, and the related statements of income, changes in stockholders' equity, and cash flows for the date then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Blind Ambition Feature LLC as of the date of inception on September 20, 2023, and the results of its operations and its cash flows for the date then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Blind Ambition Feature LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Blind Ambition Feature LLC's ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are

 www.alice.cpa    Info@Alice.CPA

42

appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Blind Ambition Feature LLC's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Blind Ambition Feature LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

TaxDrop LLC

TaxDrop LLC
Robbinsville, New Jersey
November 1, 2023




BLIND AMBITION FEATURE LLC
BALANCE SHEET
As of September 20, 2023 (Inception)
(Audited)

ASSETS

Current Assets

Cash and cash equivalents	$	-
Total Current Assets		-

Property and Equipment

Furniture and equipment	-
Accumulated depreciation	-
Net Property and Equipment	-

Total Assets	$	-

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities

Accounts payable	$	-
Total Current Liabilities		-

Long-Term Liabilities

Total Long-Term Liabilities	-

Total Liabilities	-

Member's equity

Member contributions	-
Retained earnings/(Accumulated Deficit)	-
Total Member's Equity	-

Total Liabilities and Member's Equity	$	-

The accompanying footnotes are an integral part of these financial statements.

BLIND AMBITION FEATURE LLC
STATEMENT OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY
As of September 20, 2023 (Inception)
(Audited)

Revenues	$	-
Operating Expenses		
Advertising		-
Production and development		-
General and administrative		-
Facility		-
Personnel		-
Depreciation and amortization		-
Total Operating Expenses		-
Net Income (Loss)		-
Member's equity, beginning balance		-
Member's equity, ending balance	$	-

The accompanying footnotes are an integral part of these financial statements.

BLIND AMBITION FEATURE LLC
STATEMENT OF CASH FLOWS
As of September 20, 2023 (Inception)
(Audited)

Cash Flows from Operating Activities		
Net Income (Loss)	$	-
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation and amortization		-
Changes in operating assets and liabilities:		
Net cash provided by (used in) operating activities		-
Cash Flows from Investing Activities		
Purchase of furniture and equipment		-
Net cash used in investing activities		-
Cash Flows from Financing Activities		
Net cash used in financing activities		-
Net change in cash and cash equivalents		-
Cash and cash equivalents at beginning of period		-
Cash and cash equivalents at end of period	$	-

The accompanying footnotes are an integral part of these financial statements.

BLIND AMBITION FEATURE LLC
NOTES TO FINANCIAL STATEMENTS
AS OF SEPTEMBER 20, 2023 (INCEPTION)
(AUDITED)

NOTE 1 – NATURE OF OPERATIONS

Blind Ambition Feature LLC (which may be referred to as the "Company", "we," "us," or "our") was registered in Delaware on September 20, 2023. The Company will produce a feature-length documentary film following the personal and professional journey of the world's first award-winning blind filmmaker and actor, Adam Morse.

Since inception, the Company has relied on contributions from owners to fund its operations. The Company will likely incur losses prior to generating positive retained earnings. During the next twelve months, the Company intends to fund its operations with funding from capital raises, (See Note 5), if and when such funds can be realized.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Fixed Assets

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in the income statement.

Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating

BLIND AMBITION FEATURE LLC
NOTES TO FINANCIAL STATEMENTS
AS OF SEPTEMBER 20, 2023 (INCEPTION)
(AUDITED)

results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment as of September 20, 2023 as the Company had no fixed assets.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of September 20, 2023.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There were no deferred tax assets or liabilities as of September 20, 2023.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions.

Revenue Recognition

The Company is pre-revenue and has not made any sales or received consideration for any future sales as of September 20, 2023.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

BLIND AMBITION FEATURE LLC
NOTES TO FINANCIAL STATEMENTS
AS OF SEPTEMBER 20, 2023 (INCEPTION)
(AUDITED)

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – EQUITY

On September 20, 2023, the Company's member interests were wholly owned by the Founder, Adam Morse.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of September 20, 2023.

NOTE 5 – SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through November 1, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

Crowdfunding Agreement

On September 21, 2023, the Company entered into a Engagement and Posting agreement with Blue Dot Media Holdings, LLC, d/b/a Untold, ("FilmCapital"). FirmCapital will provide funding portal services for an anticipated crowdfunding capital raise. As compensation for the services provided by FilmCapital, the Company shall pay to FilmCapital at each closing of the offering a fee consisting of a ten percent (10%) commission based on the dollar amount received from US investors in the offering.

OPERATING AGREEMENT

OF

BLIND AMBITION FEATURE LLC

This Operating Agreement (the "Agreement") dated Jan 4th, 2023 of Blind Ambition Feature LLC (the "Company") is made and entered into by Adam Morse ("Morse") as the sole initial member of the Company and the sole initial manager of the Company. The member(s) of the Company and the manager(s) of the Company are defined herein as the "Member(s)" and the "Manager(s)," respectively.

WHEREAS, Morse initially desires to further develop, finance, produce, and exploit worldwide in all media now known or hereafter devised the documentary motion picture project entitled "Blind Ambition" (the "Picture").

WHEREAS, Morse desires to enter into this Agreement as set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth, the parties hereto, intending to be legally bound, hereby agree as follows:

1. **Formation.** The Company has been organized as a Delaware limited liability company by filing a Certificate of Formation with the Delaware Secretary of State pursuant to the Delaware Limited Liability Company Act, 6 Del. C. § 18-101 et seq., as amended from time to time (the "Act").

2. **Name.** The name of the Company is "Blind Ambition Feature LLC."

3. **Purpose.** The purposes of the Company are to engage in any lawful act or activity for which limited liability companies may be organized under the Act.

4. **Membership/Membership Units.** The Company may issue up to Ten Thousand (10,000) membership units in the Company. Morse is the sole initial Member of the Company and shall own Five Thousand (5,000) membership units of the Company. The remaining membership units shall be sold to additional Members admitted pursuant to the terms of this Agreement.

5. **Term.** The term of existence of the Company shall continue indefinitely.

1

6.   **Management.** The business and affairs of the Company shall be solely managed by the Manager(s), and Morse is hereby appointed the sole initial Manager. Only the Manager(s) and any agents of the Company authorized by the Manager(s), if any, shall have the authority to bind and make decisions for the Company. The Manager(s), on behalf of the Company, shall have the sole power to do any and all acts necessary or convenient to, or for the furtherance of, the business and affairs of the Company.

7.   **Title to Company Property.** All real and personal property shall be acquired in the name of the Company, and title to any property so acquired shall vest in the Company itself rather than in the Member(s).

8.   **Gross Receipts / Net Profits.** Gross Receipts and Net Profits, as those terms are defined in Exhibit "F" attached hereto and made a part hereof, from the sale, distribution, and exploitation of the Picture shall be disbursed as set forth in Exhibit "F."

9.   **Distributions.** Distributions shall be made to the Member(s) (in cash or in kind) at the times and in the aggregate amounts determined by the Manager(s) and as permitted by applicable law.

10.   **Tax Elections.** The Manager(s) may make any tax elections for the Company allowed under the Internal Revenue Code of 1986, as amended, or the tax laws of any state or other jurisdiction having taxing jurisdiction over the Company.

11.   **Transferability of Membership Interest.** Subject to Paragraph 12 below, the membership units in the Company are transferable either voluntarily or by operation of law. The Member(s) may sell, assign, transfer, exchange, mortgage, pledge, grant, hypothecate, encumber or other transfer (whether absolutely or as security) all or a portion of the membership units in the Company owned by the transferring Member. Upon the transfer of the membership units in the Company, the transferee shall be admitted as a Member at the time of the transfer and shall obtain all of the rights appurtenant to being a Member of the Company.

12.   **Admission of Additional Members.** Additional Members of the Company may be admitted to the Company at the direction of the then current Manager(s). In the event that any additional Members are added, either (a) the current Member(s) shall terminate this Agreement and execute a new operating agreement with the additional Member(s), (b) the additional Member(s) and the then current Member(s) shall execute an

2

51

amendment to this Agreement, or (c) the additional Member(s) shall execute Exhibit "D" attached hereto, thereby consenting, and becoming a party, to this Agreement.

13.   **Liability of the Members and Managers.** Neither the Member(s) nor the Manager(s) shall have any liability for the debts, obligations, or liabilities of the Company or for the acts or omissions of any other Member, Manager, director, officer, agent, or employee of the Company except to the extent provided in the Act. The failure of the Member(s) or Manager(s) to observe any formalities or requirements relating to the exercise of the powers of the Member(s) or the management of the business and affairs of the Company under this Agreement or the Act shall not, by itself, be grounds for imposing personal liability on the Member(s) or Manager(s) for liabilities of the Company. Additionally, it is hereby expressly acknowledged and agreed that no Manager shall owe any fiduciary duties to the Member(s), and no Manager shall be liable for any breach or alleged breach of any fiduciary duty.

14.   **Indemnification.** The Company shall indemnify the Member(s) and those authorized Managers and agents, if any, of the Company identified in writing by the Member(s) or Manager(s) as entitled to be indemnified under this section for all costs, losses, liabilities and damages paid or accrued by the Manager(s) or any such agent in connection with the business of the Company, to the fullest extent provided or allowed by the laws of the State of Delaware. In addition, the Company may advance costs of defense of any proceeding to the Manager(s) or any such agent upon receipt by the Company of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Company.

15.   **Dissolution.** The Company shall dissolve, and its affairs shall be wound up, upon the first to occur of the following: (a) the written direction of the Manager(s) or (b) the entry of a decree of judicial dissolution under Section 18-802 of the Act, as amended. The death, retirement, insanity, resignation, expulsion, or bankruptcy of a Member or the occurrence of any other event that terminates the continued membership of a Member shall not cause a dissolution of the Company. Upon dissolution, the Company shall cease carrying on any and all business other than the winding up of the Company business, but the Company is not terminated and shall continue until the winding up of the affairs of the Company is completed and a certificate of dissolution has been filed pursuant to the Act. Upon the winding up of the Company, the Company's property shall be distributed (i) first to creditors, including any Member(s) if such Member is a creditor to the extent permitted by law, in satisfaction of the Company's liabilities, and (ii) then to the Member(s). Such distributions shall be in cash or property or partly in both, as determined by the Member(s).

3

16.   **Conflicts of Interest.** Nothing in this Agreement shall be construed to limit the right of a Member to enter into any transaction that may be considered to be competitive with, or a business opportunity that may be beneficial to, the Company. A Member does not violate a duty or obligation to the Company merely because the conduct of the Member furthers the interests of the Member. A Member may lend money to and transact other business with the Company. The rights and obligations of a Member upon lending money to or transacting business with the Company are the same as those of a person who is not a Member, subject to other applicable law. No transaction with the Company shall be void or voidable solely because a Member has a direct or indirect interest in the transaction.

17.   **Registered Agent.** For receipt of official legal and tax correspondence from the State of Delaware, the registered agent of the Company (sometimes known as a resident agent, statutory agent, agent for service of process, or delivery of service address) shall be maintained in accordance with the requirements of the State of Delaware. The official address and the place where the books and records of the Company shall be 133 N Detroit St, Los Angeles, CA 90036, until a third party is appointed by the Member(s).

18.   **Banking.** The Managers of the Company shall be authorized to set up bank accounts as in their sole discretion are deemed necessary and are authorized to execute any banking resolutions provided by the institution in which the accounts are being set up, or by adopting their own resolution.

19.   **Records and Accounting.** The Company shall keep an accurate accounting of its affairs using the generally accepted accounting principles (GAAP). All Members shall have a right to inspect the records during normal business hours. The Manager(s) shall have the power to hire such accountants, as are deemed necessary or desirable. If and to the extent there is gross revenue received by the Company, the Company shall furnish the Member(s) with (a) semi-annual accountings for the following two (2) years, sixty (60) days following the end of each calendar half; and (b) annual accountings thereafter, sixty (60) days following the end of each calendar year.

20.   **Taxes.** The Company shall file such tax returns as required by law. The Company shall elect to be taxed as determined by the Manager(s). The "tax matters partner," as required by the Internal Revenue Code, shall be Morse.

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21.   **Separate Entity.** The Company is a legal entity separate from its Member(s). Member(s) shall not have any separate liability for any debts, obligations, or liability of the Company except as provided in this Agreement.

22.   **Governing Law.** This Agreement shall be governed by, and construed under, the laws of the State of Delaware, without reference to the conflict of law rules of that or any other jurisdiction.

23.   **Entire Agreement.** This Agreement, together with Exhibits "A" through "E" which are incorporated herein by reference, represents the entire agreement by the Member(s).

24.   **Amendment.** This Agreement may be amended or modified from time to time only by a written instrument executed by all of the Member(s).

25.   **Rights of Creditors and Third Parties.** This Agreement is entered into by the Member(s) solely to govern the operation of the Company. This Agreement is expressly not intended for the benefit of any creditor of the Company or any other person. Except and only to the extent provided by applicable statue, no creditor or third party shall have any rights under this Agreement or any agreement between the Company and the Member(s) with respect to the subject matter hereof.

26.   **General Provisions.** This Agreement may also be signed in counterparts, and by digital signature, by fax, and by scanning a signature as well.

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, has executed this Operating Agreement as of the date first above written.

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By: _____

Adam Morse

EXHIBIT A

MEMBERS

The Member(s) of the Company, their capital or in-kind contributions, and their respective ownership interests are set forth below.

Name	Capital or In-Kind Contributions	Percentage Interest	Membership Units
Adam Morse	All rights in and to the Picture, including applicable life story rights; producer and director services	50%	5,000
[Additional Members]	Cash equal to $1,000 USD per Membership Unit	[Collectively 50%]	[5,000]

EXHIBIT B

MANAGERS

The Member(s) of the Company hereby elect the following person(s) as Manager(s) of the Company:

1. Adam Morse

EXHIBIT C

OFFICERS

The following person(s) are elected as officers of the Company:

Title	Name
President	Adam Morse
Secretary	Adam Morse

EXHIBIT D

NEW MEMBERS' CONSENT

The undersigned each agree to be bound as a Member of Blind Ambition Feature LLC pursuant to the terms of the Operating Agreement as if the undersigned was a signatory thereof.

_____
(signature)

Name: _____

Date: _____

_____
(signature)

Name: _____

Date: _____

_____
(signature)

Name: _____

Date: _____

_____
(signature)

Name: _____

Date: _____

_____
(signature)

Name: _____

Date: _____

_____
(signature)

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Name: _____

Date: _____

_____

(signature)

Name: _____

Date: _____

_____

(signature)

Name: _____

Date: _____

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EXHIBIT E

MEMBERS AGREEMENT REGARDING MANAGEMENT OF THE COMPANY

1. With respect to the property created and owned by Company, the following shall apply:

   a. All major decisions and the day-to-day operations of the Company shall be determined by the Manager(s) appointed by the Member(s) in accordance with the terms of this Agreement. The Manager(s) and any agents, executives or representatives authorized by the Member(s) shall have the authority to bind and make decisions for the Company and shall have the power to do any and all acts necessary or for the furtherance of the business and affairs of the Company.

   b. If a Member becomes disabled or dies, the remaining Member(s) will vote on how to proceed (i.e., buy the deceased Member's membership units of the Company (the "Outstanding Units") from such Member's beneficiary(ies) (individually or collectively, as the case may be, the "Beneficiary") and continue the Company, admit a new Member, close and wind up the Company, or otherwise). The Beneficiary shall have no voting power and shall be obligated to sell the Outstanding Units to the Member(s) and/or to the newly admitted Member, as applicable. If the Member(s) vote to close and wind up the Company, the Beneficiary shall be entitled to distributions or assets of the Company based on the percentage of the Outstanding Units. If the remaining Member(s) elect to continue the Company but a Member refuses to buy all or a portion of the Outstanding Units to which that Member would be entitled to buy, the remaining Member(s) (and, if applicable, the newly admitted Member) may purchase such Outstanding Units and, if applicable, divide them among themselves pro rata or in another proportion as they shall agree. All other issues concerning death or disability of a Member shall be handled as set forth in Paragraph 15 of the Operating Agreement.

   c. All content and intellectual property created during the term of this Agreement by the Company or under the Company's control shall remain the property of Company and shall be deemed work made for hire and owned by the Company.

EXHIBIT F

ALLOCATION OF GROSS RECEIPTS

"Gross Receipts" shall be defined as all gross receipts actually received by (and earned or non-returnable) or credited to, Company, its subsidiaries and affiliated entities, resulting from the distribution or other exploitation of the Picture and all rights therein in all media now known or hereafter devised or actually controlled by Company, its subsidiaries, or affiliated entities throughout the world in perpetuity (including, without limitation, any actual income from merchandising and soundtrack, albums, if any). For purposes of clarification, any monies received by or on behalf of or credited to as a result of auditing a distributor of the Picture (whether recoverable from such audit or as a result of a settlement) shall be included in Gross Receipts. There shall be no double deductions whatsoever. Gross Receipts shall be allocated as follows:

1. To any so-called customary "off-the-tops" (i.e., sales, use, receipts, value added, withholding, and other remittance taxes however denominated, residual and supplemental market payments, collection of film rentals costs, expenses of transmitting funds to the US or any foreign countries, dues and assessments to trade associations, if any, and collection costs for the Collection Agent for which Company is responsible for payment and actually pays); and thereafter

2. To the payment of all non-deferred sales agency fees and direct, third-party, out-of-pocket distribution, marketing, and sales costs and expenses actually paid in connection with the Picture; and thereafter

3. To the payment of the senior loan with interest accrued thereon; and thereafter

4. To the payment of, on a pro-rata and pari passu basis, one hundred twenty percent (120%) of the Members' capital contributions in the Picture; and thereafter

5. To the payment of any other tax credit or subsidy grantor, if any, to the extent such entities are entitled to a portion of the Gross Receipts; and thereafter

6. For any actual, third party, outside legal fees in connection with the sale, licensing, and distribution of the Picture; and thereafter

7. For payment of any unbudgeted delivery costs required by a distributor; and thereafter

8. For payment of any completion sums (if any) to the completion guarantor; and thereafter

9. For any first level deferments and deferments or holdbacks of any budgeted items (e.g., producers' fees or director's fees) required by any lenders or the completion guarantor for reasons such as COVID protection, if any, or other financial reasons, on a pari passu and pro rata basis; and thereafter

10. For any other deferments, if any, approved by Company, which shall be paid on a pro-rata and pari passu basis with all other such deferments; and thereafter

11. All remaining Gross Receipts shall be deemed "Net Proceeds," which shall be distributed on a pro-rata and pari-passu basis to the Members of the Company in proportion to their respective membership units owned.

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